Exhibit 99.2

 Pareto Securities' 31st Annual Energy Conference  Patrick Schorn, CEO  September 11, 2024

 Forward Looking Statement  This announcement and related discussions include forward looking statements made under the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA for 2024, contract backlog, expected contracts and contract start dates and rates including expected rate increases and contract extensions, options, LOIs and LOAs, contract coverage for 2024 and, expected changes to the economics of our contracts, and potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rig “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, statements about our financing strategy and evaluation of options to improve our capital structure, the optimization of our liquidity and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement dates, dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts as expected, risks relating to market trends, tender activity and rates, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rig “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risks relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Financial Supervisory Authority of Norway. These forwardlooking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure.  Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forwardlooking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law  2

 Borr Drilling – the premium jack-up rig company  Data as of Q2 2024 quarter end  1 Contracted fleet based on delivered fleet of 23 rigs as of August 15th, 2024  2 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  3 Liquidity includes undrawn RCF of $150 million  4 Dividends per share declared quarterly, $0.10 for Q2 2024  3  International Footprint and Diversified Portfolio  Asia  7  Contracted  23  Middle East  4  Africa  4  1  North Sea  Mexico  1  6  2  1  Youngest premium jack-up rig fleet in the industry  Fleet  24  Modern Rigs  Highlights  Available  0  SouthAmerica  1  Under  Construction  Market leading dayrates driving strong EBITDA growth   Q2 2024 Adj. EBITDA  $136.4M  Adj. EBITDA Margin2  50.2%  Good performance  High utilization rates  Technical Utilization99.2%  Economic Utilization  98.4%  Solid liquidity position  Focus on capital returns  Quarterly Dividend4  $0.10  Liquidity3  $343.5M  Contracted Fleet1  100%

 Strong Experience and Portfolio  4  Increased NOC Exposure  Currently 2 out of 3 backlog days are with NOCs (vs. 2 out of 5 in 2019)

 Shallow water is key  Favorable fundamentals  Source: Rystad Energy  1 Based on data from Rystad Energy for oil and gas production in millions of barrels of oil equivalent per day  5  Global offshore production of 31.7 mboe1  Shallow water represents ~66% of offshore production  Cost competitive  Breakeven oil price second only to onshore Middle East  NOCs represent ~66% of shallow water activity  Strategic customers with long planning horizon and stable outlook  Shorter cycle barrels  Time to production often in <1 year  Shallow Water  Significant production at attractive breakeven costs  Largely focused on brownfield projects  Lower geological risk and faster cashflows

 Jackup market is tight with modern rigs preferred  Utilisation remain strong and back at 2014 levels  Modern rigs taking the lion’s share of demand  Source: Petrodata by S&P Global  Modern rigs are units delivered in 2000 or after  6  BORR’s fleet competitive advantage:  Offline capable  400ft water depth  Superior designs  Leading performance   Dayrate premium  Strong utilisation

 A structurally tight market  7  ~10  =  328  Aramco suspensions3  (15 to 20)  Source: Petrodata by S&P Global as on 12 Aug 2024, Fearnley Offshore and Company data  1 Uncompetitive are units stacked for over 3 years, affected by sanctions or geographically stranded  2 Incremental Demand: 12 to 18 months outlook based on company data considering customer open tender, market surveys and indications  3 Aramco suspension based on announced and anticipated suspension  4 Newbuilds data based on Fearnley Offshore projected number of 3 to 6 newbuild rigs expected to reach the market within 18-24 months  Illustrative Utilization  ~97%  1  2  Shipyard Orderbook4  Utilization  95%  Modern Jackups (#)

 Our high quality and future proof fleet  The industry’s youngest fleet  … amidst an aging global fleet  Source: Petrodata by S&P Global  8  Average Age  Fleet Size  24  13  2  35  10  4  42  36  # of rigs  Over 30% of global fleet is   beyond retirement age  Age

Orderbook insufficient to address future rig demand



Orderbook as % of Total Fleet
160
140
120
100
80
60
40
20
0
30%
25%
20%
15%
10%
5%
0%
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023

Source: Petrodata by S&P Global

Low newbuild jackup orderbook

- No new jackup orders for approx. a decade
- 12 rigs in the orderbook (~3% of total fleet), a record low since early 2000's
- Only ~4 newbuilds perceived as available and competitive in the next 12 to 18 months

Limited yard capacity for new orders

- Limited yard building slots as orderbooks are filled by other vessel types (FPSO, FSRU, LNGC, etc.)
- Delivery times at 3+ years for new order
- Shipyards will struggle to handle large orders

Newbuild economics are challenging

- Price for new orders expected to exceed prior cycle prices at ~$300 million ready-to-drill
- Limited financing available will require long-term underlying contract (7 to 10 years)
- Newbuild economics will require day rates in excess of $200,000 for usable asset life (25 years)

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 Strong revenue visibility  10  Contract Prep  Contract Prep  Mob  1 Backlog Revenue includes new contracts, LOIs and LOAs including mobilization and demobilization revenues, and includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis.   2 Average dayrate is derived from Backlog Revenue divided by the number of estimated contracted days.   Adding backlog1 at attractive rates  $184k/d  Avg. dayrate2  $641M  YTD 2024  Full year 2024  $135k/d  Avg. dayrate2  92%  Coverage  Full year 2025  $148k/d  Avg. dayrate2  73%  Coverage

 Strong incremental cashflow in 2025 and beyond  Illustrative reduction in capex requirements  Delta 2024 to 2025  Net decrease newbuild capex 1  $80 million   Illustrative lower annual Maintenance/SPS capex2  $20 million  Illustrative reduction in cash requirement  ~$100 million  Illustrative improvements in cash from revenues  Delta 2024 - 2025  Average secured dayrate, $/day  $135,000 – $148,0003  Average active rigs3  22 - 24  Illustrative Incremental cashflow3  ~$100 million  1 Newbuild cashflow for the remaining 2 newbuilds delivered in 2024, includes the contractual delivery instalments totaling $320 million ($160m/rig), less committed total financing of $280 million, and estimated approximately $20 million of activation cost per rig = net $80 million.  2 A higher number of rigs due for SPS scopes in 2024 than expected in 2025, estimated to lead to at least $20 million improvement in cashflows in 2025 vs 2024  3 73% contracted for 2025 as of August 15, 2024 – calculation is assuming remaining open days in 2025 are contracted at same dayrate as current backlog and at 90% contract utilisation  Illustrative incremental cash flow in 2025 versus 2024 of ~$200 million  Strong cash flow as percentage of market cap   Incremental cashflow drivers 2024 vs 2025  11

 Streamlined capital structure with deleveraging  Debt maturity profile ($m)  Note: The company made a voluntary convertible bond repurchase in 2024. This is not a scheduled amortization and as such no further repurchases are shown in the graph.   1 Cash sweep mechanism in bond optional for bondholders at 105%, 25 – 75% of “free cashflow to equity” depending on leverage ratio  12  11  25  2024  15  25  2025  15  25  2026  25  2027  25  2028  2029  2030  131  141  141  176  1,292  Newbuild Financing Commitment  Convertible Bond  Secured Bond 2030  Secured Bond 2028  the largest offshore rig bond at issuance  Comprehensively refinanced in Nov. 2023  more economic terms than available yard financing  Bond upsized for newbuild “Vali”  same documentation and maturities in 2028 and 2030  $1,890m senior secured bonds  reducing gross debt per rig from $80m to $55m in five years, and additional cash sweep mechanism1  Deleveraging c.$125m annually on bonds  currently undrawn and matures in 2028  $150m available revolving credit facility  $0.10/share quarterly dividend, ~$100m annualised  Flexibility for shareholder distributions

 Capital allocation framework  1 Replacement cost based on newbuild parity of $300 million for a newbuild, and 30 years expected life  2 Cash sweep mechanism in bond optional for bondholders at 105%, 25 – 75% of “free cashflow to equity” depending on leverage ratio  13

In Conclusion

Borr Drilling

1. **Premium jackup fleet with a global reach**
   Delivering operational excellence and capturing dayrate premium
2. **Structurally tight supply**
   Fundamentally no newbuild supply and over ~30% of fleet above 35 years old
3. **Solid cashflow outlook for 2025 and beyond**
   Supported by higher average dayrate and lower capex requirements
4. **Long-term capital structure in place**
   Including deleveraging
5. **Quarterly dividend distributions established**
   Currently $0.10/share per quarter (~$100 million per year)

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